UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

————————————

FORM 8-K

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): July 28, 2016

————————————

McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction	**(Commission**	**(IRS Employer**
of Incorporation)	**File Number)**	**Identification No.)**

————————————

One McDonald's Plaza
Oak Brook, Illinois
(Address of Principal Executive Offices)

60523
(Zip Code)

————————————

(630) 623-3000
(Registrant's telephone number, including area code)

————————————

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensation Arrangements of Certain Officers.

(b)   On July 28, 2016, Peter J. Bensen, Chief Administrative Officer, notified McDonald's Corporation (the "Company") that he will retire from the Company, effective September 2, 2016.

(e)   In connection with Mr. Bensen's retirement, the Compensation Committee (the "Committee") of the Board of Directors of the Company agreed to waive certain notice and service requirements pursuant to the terms of his 2016 restricted stock unit ("RSU") and stock option awards. These waivers will permit Mr. Bensen, upon retirement, to vest in all outstanding RSU awards, subject to the original performance-based vesting conditions, and to continue to vest in his outstanding stock options pursuant to the original vesting schedule, which shall remain outstanding until the original expiration date. In addition, the Committee provided Mr. Bensen service credit through March 1, 2017 in order to enable him to vest in full in his 2016 stock option award (as opposed to 75%). In exchange, Mr. Bensen has agreed to an extension of his non-compete period following his retirement, from the Company's customary eighteen month period to twenty-four months.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: August 2, 2016

By: /s/ Denise A. Horne
Denise A. Horne
Corporate Vice President—Associate General Counsel and Assistant Secretary